O’Melveny & Myers LLP Times Square Tower Seven Times Square New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com

Tobias L. Knapp
D: +1 212-408-2440
tknapp@omm.com

Via EDGAR and E-MAIL

November 6, 2019

Daniel Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Progenics Pharmaceuticals, Inc.
Form 425 Filed on November 1, 2019 File No. 000-23143

Dear Mr. Duchovny:

On behalf of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Company”), this letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your November 4, 2019 letter regarding the Progenics’ Form 425 filed with the Commission on November 1, 2019 (the “Form 425”).

For the Staff’s convenience, the Company has reproduced below the comment from the Staff in italics followed by the Company’s response.

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Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that “Shareholders Should Hold Velan Accountable for Questionable Securities Trading, Governance and Ethical Practices” and your questions regarding Velan’s lack of discussions about its views relating to the proposed merger with your board and with the company’s security holders. In this regard, note that the factual foundation for such assertion must be reasonable. Also, with a view toward revised disclosure, tell us what federal and state law obligations, or company governance provisions you believe Velan may have violated, assuming your description of the facts is accurate. Refer to Rule 14a-9.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Daniel Duchovny

November 6, 2019

The Company acknowledges the Staff’s comment and advises the Staff that on October 14, 2019, the Company’s counsel, O’Melveny & Myers LLP and Vinson & Elkins LLP, conducted a telephone interview with representatives of SVB Leerink LLC (“SVB Leerink”) regarding communications that certain of those representatives had with Velan Capital, L.P. (“Velan”) prior to the October 2, 2019 announcement of the proposed acquisition by Lantheus Holdings, Inc. (“Lantheus”) of the Company (the “Transaction”).1 White & Case LLP, counsel to Lantheus, James Boylan, Mike Drendel, Dan Lepanto and Byron Webster of SVB Leerink (which is acting as financial advisor to Lantheus in connection with the Transaction), and SVB Leerink’s counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, participated in the telephone call. The disclosure on Form 425 regarding communications by representatives of Velan to SVB Leerink is based on the information provided during the October 14, 2019 telephone interview by the SVB Leerink representatives. Both Lantheus and SVB Leerink have also confirmed to the Company that SVB Leerink reported the August and September 2019 Velan communications to Lantheus promptly after they occurred.

The October 14th phone call focused on communications by Velan concerning a potential transaction between Lantheus and the Company pre-dating the October 2, 2019 public announcement of the Transaction. At the time of these communications, there had been no public disclosure regarding the existence of discussions or negotiations between the Company and Lantheus, or the terms of any potential Transaction.

The following is a summary of the information furnished by representatives of SVB Leerink during the October 14, 2019 call.

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February 23, 2019: Mr. Drendel said Mr. Venkataraman contacted him seeking SVB Leerink’s help analyzing certain companies of interest, including the Company. Mr. Drendel told Mr. Venkataraman that SVB Leerink could not help with analyzing the Company due to a conflict. Mr Drendel did not specify the nature of the conflict and there was no further discussion of the matter.

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August 14, 2019: Mr. Venkataraman called Mr. Drendel and said that through significant interactions with potential directors and prospective executives for Avego’s special purpose acquisition company, he had learned that SVB Leerink was advising Lantheus on a possible acquisition of the Company. Mr. Venkataraman told Mr. Drendel that Mr. Venkataraman would oppose the transaction if it were to happen. Neither Mr. Venkataraman nor Mr. Drendel discussed any transaction terms, or why Mr. Venkataraman would oppose any transaction.

1 SVB Leerink has in the past provided financial advisory services to businesses affiliated with Mr. Venkataraman on matters unrelated to Progenics. In addition, in August 2019, SVB Leerink began working with Avego Health Care Capital (“Avego”), a private equity affiliate of Mr. Venkataraman, regarding a special purpose acquisition company Avego was forming with another private equity co-sponsor. That entity is now named Amplitude Healthcare Acquisition Corporation (“Amplitude”). Mr. Venkataraman is the Chief Executive Officer and Director of this entity. Mr. Venkataraman is in communication with SVB Leerink from time to time regarding Amplitude and other businesses affiliated with Avego.

Daniel Duchovny

November 6, 2019

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September 18, 2019: Mr. Lepanto described the third set of interactions with Velan concerning the Company. During a cocktail party for attendees of SVB Leerink’s Healthcare Summit in Napa, California, Mr. Lepanto said that Mr. Venkataraman and his associate Deepak Sarpangal approached him. Mr. Venkataraman said that he knew from two sources (one of whom he said was an investment banker) that SVB Leerink was advising Lantheus on a potential acquisition of the Company. Mr. Venkataraman said that Velan would oppose any transaction. Mr. Venkataraman made no mention of deal terms or other details of any transaction, and Mr. Lepanto did not react to Mr. Venkataraman’s assertion about his knowledge of a transaction. Mr. Lepanto asked Mr. Venkataraman whether, if he had this information, he was in possession of material non-public information such that he could not trade. Mr. Venkataraman responded that Velan’s counsel had advised that it was free to trade. Shortly after, Mr. Webster approached the group, and Mr. Venkataraman and Mr. Webster separated from the group. Mr. Venkataraman said that he knew (again from two sources) that Mr. Webster was personally advising Lantheus on the transaction. Mr. Venkataraman disclosed neither source and said nothing about deal terms or his knowledge of them. But Mr. Venkataraman reiterated that he opposed any transaction and that he would “spend millions of dollars fighting any deal.” Mr. Webster responded in general terms, telling Mr. Venkataraman that he could see no reason people would automatically fight any M&A deal, and said he would not speak with Mr. Venkataraman further about the matter.

The information that SVB Leerink representatives provided during this interview, as described above, together with Velan’s public filings disclosing its trading activity, underlie the Company’s disclosures stating its belief that: (a) Velan knew, before the Lantheus/Progenics transaction’s public announcement, that Lantheus was actively pursuing an acquisition of the Company; and (b) Velan’s knowledge of this non-public information and the timing of Velan’s interactions with SVB Leerink representatives render Velan’s purchases of Company securities during at least some of August and into September 2019 suspicious, and potentially based on Velan’s possession of non-public information.

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Daniel Duchovny

November 6, 2019

Should you have any questions regarding any of the foregoing, please contact me via phone at (212) 408-2440 or via e-mail at tknapp@omm.com.

Very truly yours, /s/ Tobias L. Knapp Tobias L. Knapp

CC:

Lawrence S. Elbaum

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103

Tel 212.237.0084

lelbaum@velaw.com

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